Exhibit 99.2

CONSENT

We hereby consent to (1) the use of and references to our names in the prospectus included in the Registration Statement on Form S−1 of Lapis Technologies, Inc. (the “Company”) and any amendments thereto (the “Registration Statement”), including, but not limited to, under the “Summary” and “Business” sections and (2) the filing of this consent as an exhibit to the Registration Statement by the Company for the use of our data and information in the above-mentioned sections.

The data and information set forth on Schedule A hereto and used in the Registration Statement, including, but not limited to, under the “Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” sections are obtained from our November 13, 2012 joint presentation titled “Mobile Resource Management Systems Market Overview; Telematics for Fleet Management USA 2012”.

C.J. Driscoll & Associates			Licht & Associates

By:	/s/ Clement J. Driscoll		By:	/s/ Mark Licht
	Name:	Clem Driscoll		Name:	Mark Licht
	Title:	Founder and Managing Partner		Title:	President

	Date:	2/6/13		Date	2/6/2013

Schedule A

Referenced Data and Information

•	In 2012 globally there were approximately 13.8 million subscribers to MRM services and forecasted that the number of subscribers will grow to approximately 32 million by 2016.

•	There are currently approximately 5.7 million mobile data devices in service in MRM systems, which number is projected to grow to approximately 9.0 million by the end of 2015.

•	In 2011, the global penetration rate of MRM systems was approximately 7%. The global penetration rate is forecasted to grow to approximately 14% by 2016.

•	In the United States, which is the most advanced market, the penetration rate was approximately 15% in 2011.

•	Based on market, technology and regulatory developments in the past several years, the U.S. market penetration rate is projected to reach approximately 27% of all fleets by 2016.